SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

07028327

RECEIVED

27 November 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 November 2007 which we released to The Stock Exchange of Hong Kong Limited on 26 November 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr King Ho

E:\cherry\S'La Asia\CB\Early Redemption\Despatch\ltr to SEC doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

US$200,000,000
Zero Coupon Guaranteed Convertible Bonds due 2009
(Stock Code: 2574)

issued by

SHANGRI-LA FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)
Convertible into Shares of, and guaranteed by,

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

REDEMPTION NOTICE OF THE OUTSTANDING CONVERTIBLE BONDS

The Issuer hereby gives notice to the Bondholders that it will redeem all outstanding Convertible Bonds on 28 December 2007.

The last trading day of the Convertible Bonds will be 21 December 2007. Trading in the Convertible Bonds on the Stock Exchange will cease at the close of business at 4:00 p.m. (Hong Kong time) on that day.

All Conversion Notices must be lodged in duplicate with the Principal Agent not later than 5:00 p.m. (Hong Kong time) on 17 December 2007.

Transfers of interests in the Convertible Bonds must be effected through the records of Euroclear and Clearstream and their respective participants not later than 11:00 a.m. (London time) on 21 December 2007.

Reference is made to the announcement dated 11 February 2004 issued by Shangri-La Asia Limited (the "**Company**") in relation to the issue by Shangri-La Finance Limited (the "**Issuer**", a direct wholly-owned subsidiary of the Company) of US$200,000,000 zero coupon guaranteed convertible bonds due 2009 (the "**Convertible Bonds**") convertible into ordinary shares of HK$1.00 each in the Company (the "**Shares**").

Condition 8.2.3 of the terms and conditions of the Convertible Bonds (the "**Terms and Conditions**") provides that if at any time the aggregate principal amount of the Convertible Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer shall have the option to redeem such outstanding Convertible Bonds in whole but not in part at their Early Redemption Amount calculated in accordance with Condition 8.4.5 (iv) of the Terms and Conditions. The Issuer will give at least 30 days' but not more than 60 days' prior notice to the holders of the Convertible Bonds (the "**Bondholders**") for such redemption. In accordance with Condition 8.2.3 of the Terms and Conditions, the Issuer hereby gives notice to the Bondholders that it will redeem all outstanding Convertible Bonds on 28 December 2007.

As at the date of this announcement, the conversion price per Share at which Shares may be issued upon conversion of the Convertible Bonds is HK$9.25 per Share (subject to adjustment).

As at the close of business on 26 November 2007, being the latest practicable date prior to the publication of this announcement, the closing price of the Shares (as quoted on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**")) was HK$22.15 per Share and the aggregate principal amount of the Convertible Bonds outstanding was US$3,000,000, representing 1.5% of the total amount of the Convertible Bonds originally issued.

The Early Redemption Amount for each US$1,000 principal amount of the Convertible Bonds will be US$1,108.94 and the aggregate redemption amount will be US$3,326,820.

The aggregate redemption amount to be paid by the Issuer shall be financed by internal funding or bank borrowings. The Company considers that no material impact on its financial position shall be incurred under this redemption of the Convertible Bonds.

The Issuer has made the following arrangements regarding dealings in the Convertible Bonds:

1. The last trading day of the Convertible Bonds will be 21 December 2007. Trading in the Convertible Bonds on the Stock Exchange will cease at the close of business at 4:00 p.m. (Hong Kong time) on that day.

2. Bondholders who wish to exercise their rights attaching to the Convertible Bonds to convert the same into Shares must lodge with the principal agent for the Convertible Bonds (the "**Principal Agent**"), The Hongkong and Shanghai Banking Corporation Limited of Level 30, HSBC Main Building, 1 Queen's Road Central, Hong Kong, the duly completed and signed notices of conversion (the "**Conversion Notices**") in duplicate not later than 5:00 p.m. (Hong Kong time) on 17 December 2007. The Conversion Notices lodged with the Principal Agent later than 5:00 p.m. (Hong Kong time) on 17 December 2007 will not be accepted.

   The Shares to be issued upon valid conversion of the Convertible Bonds will be allotted not later than ten business days after the conversion date in accordance with the Terms and Conditions.

3. Transfers of interests in the Convertible Bonds must be effected through the records of the Euroclear System operated by Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme, Luxembourg ("**Clearstream**") and their respective participants in accordance with the rules and procedures of Euroclear or Clearstream (as the case may be) and their respective direct and indirect participants not later than 11:00 a.m. (London time) on 21 December 2007.

4. The register for the Convertible Bonds will be closed from 22 December 2007 to 28 December 2007 (both days inclusive) for ascertaining entitlements of the relevant Bondholders to the redemption monies.

5. All outstanding Convertible Bonds will be redeemed on 28 December 2007.

After completion of the redemption of the outstanding Convertible Bonds, an application for withdrawal of listing of the Convertible Bonds on the Stock Exchange will be made to the Stock Exchange by the Issuer. The Bondholders who are in any doubt as to the action to be taken should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

By Order of the Board
Shangri-La Finance Limited
Kuok Khoon Loong, Edward
Director

Hong Kong, 26 November 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors. The Board of Directors of the Issuer comprises Mr. Kuok Khoon Loong, Edward, Mr. Lee Yong Sun, Mr. Madhu Rama Chandra Rao and Ms. Teo Ching Leun.

* *for identification purposes only*

END